EXHIBIT 99.1

Brookfield Business Partners Reports 2018 Second Quarter Results

BROOKFIELD, NEWS, Aug. 03, 2018 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the quarter ended June 30, 2018.

“We reported strong Company FFO growth as we benefited from the larger scale of our operations,” said Cyrus Madon, CEO of Brookfield Business Partners. “In addition, we closed our acquisitions of Westinghouse Electric Company and Schoeller Allibert, which meaningfully diversify our operations and are expected to contribute positively to our results over the long term.”

	Three months ended June 30		Six months ended June 30
US$ millions (except per unit amount), unaudited	2018	2017	2018	2017
Net income (loss) attributable to unitholders[1]	$119	$(6)	$193	$60
Net income (loss) per limited partnership unit[2,3]	$0.60	$(0.06)	$0.07	$0.55
Company FFO[1,4]	$177	$43	$315	$138
Company FFO per limited partnership unit[2]	$1.37	$0.40	$2.44	$1.28

Brookfield Business Partners reported Company FFO for the three months ended June 30, 2018 of $177 million, or $1.37 per unit (excluding incentive distribution), compared to $43 million in the same period of 2017. Company FFO in the quarter benefited from significantly improved results in our industrials segment and a gain, net of taxes, of $46 million realized in our business services segment. Net income attributable to unitholders for the quarter was $119 million compared to a net loss of $6 million in 2017. Net income per unit was $0.60.

Operational Update

The following table presents Company FFO by segment:

	Three months ended June 30		Six months ended June 30
US$ millions, unaudited	2018	2017	2018	2017
Industrial Operations	$94	$8	$192	$87
Energy	31	11	69	31
Business Services	61	17	69	21
Construction Services	5	12	14	9
Corporate and Other	(14)	(5)	(29)	(10)
Company FFO[1,4]	$177	$43	$315	$138

Our industrials segment generated Company FFO of $94 million during the quarter, compared to $8 million in the second quarter of 2017. GrafTech contributed significantly to Company FFO with increased realized pricing. During the quarter we realized proceeds of $1.5 billion from GrafTech ($500 million for Brookfield Business Partners) through a combination of (a) the sale of shares representing approximately 13% of the company through an initial public offering; (b) repayment of a promissory note; and (c) cash dividends. At North American Palladium, increased volumes and continued strength in the market price of palladium metal resulted in considerably improved results over the same period last year. Our results also benefited from our Brazilian water treatment and distribution operation, BRK Ambiental, which we acquired in April last year.

Our energy segment generated Company FFO of $31 million during the quarter, compared to $11 million in the second quarter of 2017. Results benefited from the incremental contribution of Teekay Offshore, our marine oilfield services company acquired in September last year, partially offset by lower results from Ember, our Western Canadian gas operation. Ember is operating in a very challenging pricing environment with near term natural gas forward pricing at about $2 per mcf.

Our business services segment generated Company FFO of $61 million during the quarter, compared to $17 million in the first quarter of 2017. Current quarter results included a net gain for unitholders of approximately $46 million from the sale of our U.S. residential real estate services joint venture to the co-owner. Our results benefitted from the first full quarter of contribution from our gaming operation, One Toronto. Results were strong with positive contributions from all three facilities. We also made considerable progress in our development plans and have received all major municipal and provincial approvals required to progress the redevelopment plans of our three sites into modern, multi-use facilities.

Our construction services segment generated Company FFO of $5 million during the quarter, compared to $12 million in 2017. Operating results were meaningfully improved but offset by an increase in tax expense. Our Australian and UK operations reported strong and stable performance, as we continue to return to more normalized operations in those regions after select project difficulties last year. We expect our refocused business in the Middle East to be more profitable over the long term. New business activity was particularly strong in Australia and our backlog at the end of the quarter is $8.5 billion.

Strategic Initiatives Update
During and subsequent to the quarter we progressed a number of initiatives that we believe will contribute meaningfully to the growth and operational diversity of our business:

  Westinghouse Electric Company
  On August 1, 2018, together with institutional partners, we closed our acquisition of Westinghouse Electric Company for a purchase price of approximately $4.0 billion. Brookfield Business Partners share of the $920 million equity investment is $405 million for a 44% ownership of the business. The company is one of the world’s leading suppliers of infrastructure services to the power generation industry, with a reputation for innovation and a long-term customer base. This acquisition diversifies our business into infrastructure services.
  Schoeller Allibert
  In May, together with institutional partners, we acquired Schoeller Allibert, one of Europe’s largest manufacturers of returnable plastic packaging systems. Brookfield Business Partners’ share of the equity investment was approximately €40 million for a 14% ownership of the business. The company holds a leading competitive position in Europe and we plan to grow organically and through bolt-on acquisitions, supported by our global platform.

  Liquidity
  During the quarter, we increased our revolving unsecured credit facilities with a consortium of global banking relationships to an aggregate of $825 million. This brought our total liquidity at quarter end to approximately $2.2 billion with all of our credit facilities undrawn.

Distribution

The Board has declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 28, 2018 to unitholders of record as at the close of business on August 31, 2018.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months and six months ended June 30, 2018 was 129 million and for the three and six months ended June 30, 2017 was 108 million.
  Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period. A reconciliation of net income per unit is available on page 9 of this release.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment. A reconciliation of net income to Company FFO is available on pages 7 to 10 of this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with approximately $285 billion of assets under management.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Gwyn Hemme Tel: (416) 359-8632 Email: gwyn.hemme@brookfield.com

Conference Call and 2018 Second Quarter Earnings Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2018 second quarter results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on August 3, 2018 at 9:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 521-4909 toll free in North America. For overseas calls please dial +1 (647) 427-2311, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at +1 (800) 585-8367 or +1 (416) 621-4642, conference ID: 1977027.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This news release contains references to Company FFO. When determining Company FFO, we include our unitholders’ proportionate share of Company FFO for equity accounted investments. Company FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Company FFO or Funds from Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Jun. 30, 2018	Dec. 31, 2017

Assets
Cash and cash equivalents	$1,873	$1,106
Financial assets	946	784
Accounts receivable, net	4,454	4,362
Inventory and other assets	1,772	1,577
Assets held for sale	96	14
Property, plant and equipment	2,575	2,530
Deferred income tax assets	256	174
Intangible assets	2,909	3,094
Equity accounted investments	483	609
Goodwill	1,677	1,554
Total assets	$17,041	$15,804

Liabilities
Accounts payable and other	$6,185	$5,638
Liabilities associated with assets held for sale	15	-
Borrowings	5,079	3,265
Deferred income tax liabilities	807	837
Total liabilities	12,086	9,740

Equity[1]
Limited partners	1,477	1,585
General partner	-	-
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,348	1,453
Interest of others in operating subsidiaries	2,130	3,026
Total equity	4,955	6,064
Total liabilities and equity	$17,041	$15,804

Note:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and preferred shareholders.

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

Revenues	$8,775	$4,870	$16,969	$6,804
Direct operating costs	(8,200)	(4,673)	(15,849)	(6,547)
General and administrative expenses	(142)	(76)	(260)	(138)
Depreciation and amortization expense	(105)	(88)	(211)	(153)
Interest expense	(83)	(50)	(169)	(69)
Equity accounted income (loss), net	(7)	14	10	24
Impairment expense, net	-	(23)	-	(30)
Gain on acquisitions/dispositions, net	90	9	106	281
Other income (expenses), net	(7)	(9)	(21)	5
Income (loss) before income tax	321	(26)	575	177
Income tax (expense) recovery
Current	(52)	(4)	(80)	-
Deferred	39	4	29	-
Net income (loss)	$308	$(26)	$524	$177
Attributable to1:
Limited partners	$40	$(3)	$5	$29
General partner	-	-	-	-
Non-controlling interests attributable to:
Redemption-exchange units held by Brookfield Asset Management Inc.	38	(3)	4	31
Special Limited Partners	41	-	184	-
Interest of others in operating subsidiaries	$189	$(20)	$331	$117

Note:

  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 3 months ended June 30, 2018 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Revenues	$1,133	$6,726	$57	$855	$4	$8,775
Direct operating costs	(1,108)	(6,603)	(49)	(438)	(2)	(8,200)
General and administrative expenses	(11)	(61)	(5)	(49)	(16)	(142)
Interest expense	-	(22)	(6)	(55)	-	(83)
Equity accounted Company FFO	-	6	34	3	-	43
Current income taxes	(9)	(13)	(1)	(29)	-	(52)
Realized disposition gains (loss), net	-	55	-	35	-	90
Company FFO attributable to others	-	(27)	1	(228)	-	(254)
Company FFO[1,2]	5	61	31	94	(14)	177
Depreciation and amortization expense						(105)
Impairment expense, net						-
Deferred income taxes						39
Other income (expense), net						(7)
Non-cash items attributable to equity accounted investments						(50)
Non-cash items attributable to others						65
Net income (loss) attributable to unitholders[2]						$119

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 6 months ended June 30, 2018 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Revenues	$2,176	$13,030	$154	$1,602	$7	$16,969
Direct operating costs	(2,128)	(12,817)	(109)	(791)	(4)	(15,849)
General and administrative expenses	(21)	(118)	(10)	(79)	(32)	(260)
Interest expense	-	(41)	(14)	(114)	-	(169)
Equity accounted Company FFO	-	14	62	7	-	83
Current income taxes	(13)	(17)	(1)	(49)	-	(80)
Realized disposition gains (loss), net	-	55	-	51	-	106
Company FFO attributable to others	-	(37)	(13)	(435)	-	(485)
Company FFO[1,2]	14	69	69	192	(29)	315
Depreciation and amortization expense						(211)
Impairment expense, net						-
Deferred income taxes						29
Other income (expense), net						(21)
Non-cash items attributable to equity accounted investments						(73)
Non-cash items attributable to others						154
Net income (loss) attributable to unitholders[2]						$193

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 3 months ended June 30, 2017 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Revenues	$1,125	$3,273	$64	$406	$2	$4,870
Direct operating costs	(1,104)	(3,207)	(45)	(316)	(1)	(4,673)
General and administrative expenses	(11)	(30)	(4)	(22)	(9)	(76)
Interest expense	-	(9)	(7)	(34)	-	(50)
Equity accounted Company FFO	-	11	11	1	-	23
Current income taxes	2	(4)	-	(5)	3	(4)
Realized disposition gain (loss), net	-	1	-	8	-	9
Company FFO attributable to others	-	(18)	(8)	(30)	-	(56)
Company FFO[1,2]	12	17	11	8	(5)	43
Depreciation and amortization expense						(88)
Impairment expense, net						(23)
Deferred income taxes						4
Other income (expense), net						(9)
Non-cash items attributable to equity accounted investments						(9)
Non-cash items attributable to others						76
Net income attributable to unitholders[2]						$(6)

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 6 months ended June 30, 2017 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Revenues	$2,141	$3,889	$133	$637	$4	$6,804
Direct operating costs	(2,124)	(3,790)	(96)	(535)	(2)	(6,547)
General and administrative expenses	(22)	(53)	(8)	(37)	(18)	(138)
Interest expense	-	(13)	(13)	(43)	-	(69)
Equity accounted Company FFO	-	15	24	1	-	40
Current income taxes	12	(4)	(1)	(13)	6	-
Realized disposition gain (loss), net	2	6	36	237	-	281
Company FFO attributable to others	-	(29)	(44)	(160)	-	(233)
Company FFO[1,2]	9	21	31	87	(10)	138
Depreciation and amortization expense						(153)
Impairment expense, net						(30)
Deferred income taxes						-
Other income (expense), net						5
Non-cash items attributable to equity accounted investments						(16)
Non-cash items attributable to others						116
Net income attributable to unitholders[2]						$60

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Reconciliation of Net Income per Unit

	Three months ended June 30		Six months ended June 30
US$, unaudited	2018	2017	2018	2017
Net income (loss) per unitholder, excluding incentive distribution[1]	$0.92	$(0.06)	$1.49	$0.55
Incentive distribution per unit[2]	(0.32)	-	(1.42)	-
Net income (loss) attributable to limited partnership unit[1,2]	$0.60	$(0.06)	$0.07	$0.55

Notes:

  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and six months ended June 30, 2018 was 129 million and for the three and six months ended June 30, 2017 was 108 million.
  Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period.